Exhibit 99.4

Letter of Undertaking

October 31, 2017

RE: Undertaking

The undersigned hereby undertakes to and agrees with Oasis Inspire Limited (“Oasis”) as follows:

(1)	Appointment of Fosun International Designee to the Board. Mr. Jianyu Yang (the “Controlling Shareholder”) of Concord Medical Services Holdings Limited (the “Company”) shall use his best efforts to (i) nominate and support the election of Yanxiang LU, a representative designated by Oasis (the “Oasis Nominee”) to the Board of Directors of the Company (the “Board”), and (ii) cause any outstanding voting securities held by him or his affiliates to be voted in favor of the Oasis Nominee’s election or appointment to the Board as a director.

(2)	Governing Law. This letter shall be governed and construed in accordance with New York law.

Very truly yours,

Controlling Shareholder:

/s/Jianyu Yang